Condensed Interim Consolidated Financial Statements
September 30, 2011
(unaudited)

TASEKO MINES LIMITED
Consolidated Statements of Comprehensive Income
(unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
(Cdn$ in thousands, except per share amounts)	Note	2011	2010	2011	2010

Revenues	4	$84,204	$37,540	$191,354	$169,501
Cost of sales	5	(59,030)	(21,302)	(124,330)	(105,298)
Gross profit		25,174	16,238	67,024	64,203

General and administrative		(4,233)	(3,242)	(15,723)	(13,898)
Exploration and evaluation		(5,909)	(3,619)	(7,747)	(6,119)
Other operating income (expenses)	6	42,645	(4,828)	30,884	219
Gain (loss) on contribution to joint venture	3	(183)	(3,364)	(3,987)	97,062
		57,494	1,185	70,451	141,467

Finance expenses	7	(13,129)	(3,099)	(26,513)	(7,050)
Finance income	8	4,387	5,140	16,014	19,137
Earnings before income taxes		48,752	3,226	59,952	153,554

Income tax expense	9	(18,724)	(2,498)	(25,284)	(29,747)

Net earnings for the period		$30,028	$728	$34,668	$123,807

Other comprehensive income (loss)
Unrealized gains (losses) on available-for-sale financial assets, net of tax		(2,974)	2,491	(918)	976
Realized gains on available-for-sale financial assets, net of tax		-	-	(5,246)	-
Total other comprehensive income (loss) for the period		$(2,974)	$2,491	$(6,164)	$976

Total comprehensive income for the period		$27,054	$3,219	$28,504	$124,783

Earnings per share
Basic		$0.15	$–	$0.18	$0.67
Diluted		$0.15	$–	$0.18	$0.64

Weighted average shares outstanding (thousands)
Basic		195,349	184,975	192,351	185,748
Diluted		200,993	192,419	197,995	193,192

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
(Cdn$ in thousands)	Note	2011	2010	2011	2010

Operating activities
Net earnings for the period		$30,028	$728	$34,668	$123,807
Adjustments for:
Depreciation		4,804	1,935	10,458	8,183
Income tax expense	9	18,724	2,498	25,284	29,747
Income tax paid		(8,675)	(591)	(33,485)	(1,386)
Share-based compensation		1,451	1,176	6,651	7,102
Unrealized loss (gain) on derivatives	6	(48,320)	5,015	(44,873)	(11,386)
Finance expenses		2,231	764	10,418	5,872
Finance income		(1,495)	(5,157)	(10,112)	(6,361)
Loss (gain) on contribution to joint venture	3	-	3,364	-	(97,062)
Other operating activities	18	934	380	8,594	843
Net change in non-cash working capital	18	(4,673)	23,203	(3,725)	(2,537)
Cash provided by (used for) operating activities		(4,991)	33,315	3,878	56,822

Investing activities
Purchase of property, plant and equipment		(16,313)	(26,115)	(34,973)	(38,417)
Purchase of investments and other assets		(73,728)	(15,124)	(212,829)	(18,324)
Interest received		1,495	677	4,117	1,081
Proceeds from sale of investments and assets		87,908	14,049	99,560	203,260
Other investing activities	18	(400)	(692)	(595)	(3,852)
Cash provided by (used for) investing activities		(1,038)	(27,205)	(144,720)	143,748

Financing activities
Repayment of debt		(2,746)	(1,377)	(7,829)	(54,549)
Interest paid		(526)	(289)	(1,713)	(2,095)
Common shares issued for cash		151	88	7,347	2,862
Proceeds from debt issuance	14	-	14,077	192,020	14,077
Debt issuance cost	14	-	-	(6,052)	-
Cash provided by (used for) financing activities		(3,121)	12,499	183,773	(39,705)

Effect of exchange rate changes on cash and equivalents		17,974	1,662	13,359	(530)
Increase in cash and equivalents		8,824	20,271	56,290	160,335
Cash and equivalents, beginning of period		259,259	175,146	211,793	35,082
Cash and equivalents, end of period		$268,083	$195,417	$268,083	$195,417

TASEKO MINES LIMITED
Consolidated Balance Sheets
(unaudited)

			September 30,	December 31,	January 1,
(Cdn$ in thousands)	Note		2011	2010	2010

ASSETS
Current assets
Cash and equivalents			$268,083	$211,793	$35,082
Marketable securities			114,372	18,521	11,856
Accounts receivable			36,485	21,918	12,505
Inventories	10		20,417	21,286	21,792
Other current assets			46,494	7,782	9,962
			485,851	281,300	91,197

Property, plant and equipment	11		395,598	337,513	362,714
Intangibles			5,438	5,438	5,438
Other assets	12		104,810	93,825	102,821
			$991,697	$718,076	$562,170

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities			$36,807	$23,137	$14,833
Current portion of long-term debt			13,040	10,315	27,678
Income tax liabilities			–	24,528	370
Other current liabilities			8,744	7,648	30,318
			58,591	65,628	73,199

Long-term debt	14		228,017	28,018	46,525
Provision for environmental rehabilitation			79,157	53,129	50,700
Deferred tax liabilities			76,219	60,771	47,934
Other liabilities	13		48,693	52,126	58,277
			490,677	259,672	276,635

EQUITY
Share capital	15	(a)	376,870	365,553	350,376
Contributed surplus			31,927	26,193	19,532
Accumulated other comprehensive income ("AOCI")	15	(d)	85	6,249	4,576
Retained earnings (deficit)			92,138	60,409	(88,949)
			501,020	458,404	285,535
			$991,697	$718,076	$562,170

Commitments and contingencies	19
Subsequent events	21

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Changes in Equity
(unaudited)

						Retained
			Share	Contributed		earnings
(Cdn$ in thousands)	Note		capital	surplus	AOCI	(deficit)	Total

Balance at January 1, 2010			$350,376	$19,532	$4,576	$(88,949)	$285,535
Exercise of options			2,862	–	–	–	2,862
Transfer to share capital for options exercised			2,097	(2,097)	–	–	–
Shares issued			8,741	–	–	–	8,741
Share-based compensation			–	7,102	–	–	7,102
Total comprehensive income for the period			–	–	976	123,807	124,783
Balance at September 30, 2010			$364,076	$24,537	$5,552	$34,858	$429,023

Balance at January 1, 2011			$365,553	$26,193	$6,249	$60,409	$458,404
Exercise of options			1,788	–	–	–	1,788
Transfer to share capital for options exercised			917	(917)	–	–	–
Preferred shares redemption	15	(b)	(26,642)	–	–	(2,939)	(29,581)
Shares issued	15	(b)	35,254	–	–	–	35,254
Share-based compensation	15	(c)	–	6,651	–	–	6,651
Total comprehensive income for the period			–	–	(6,164)	34,668	28,504
Balance at September 30, 2011			$376,870	$31,927	$85	$92,138	$501,020

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

1.	REPORTING ENTITY

Taseko Mines Limited (the "Company") is a corporation governed by the British Columbia Business Corporations Act. The condensed interim consolidated financial statements of the Company as at and for the three and nine month periods ended September 30, 2011 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities such as exploration and mine development, within the province of British Columbia. Seasonality does not have a significant impact on the Company’s operations.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements form part of the period covered by the first IFRS annual financial statements and IFRS 1, First Time Adoption of International Financial Reporting Standards has been applied. These condensed interim consolidated financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the financial statements of the Company as at and for the year ended December 31, 2010 prepared in accordance with Canadian GAAP (“GAAP”) and in consideration of the IFRS disclosures in note 20.

Note 20 provides an explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company. This note includes disclosure of the Company’s elected transition exemptions and reconciliations of equity and total comprehensive income for comparative periods and of equity at the date of transition reported under GAAP to those reported for those periods and at the date of transition under IFRS.

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements and in preparing the opening IFRS balance sheet at January 1, 2010 for the purposes of the transition to IFRS. Preparation on this basis resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under GAAP.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on November 9, 2011.

(b) Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except for fair-value- through-profit-or-loss, available-for-sale and derivative financial instruments which are measured at fair value.

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. Non-Canadian dollar monetary assets and liabilities are translated into Canadian dollars at the closing exchange rate as at the balance sheet date. Non-monetary assets and liabilities, revenues and expenses are translated in Canadian dollars at the prevailing rate of exchange on the dates of the transactions. All financial information presented in Canadian dollars has been rounded to the nearest thousand, unless otherwise noted.

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

Significant areas where judgment is applied include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of derivative instruments and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventory, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

(c) Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company, either directly or indirectly. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date that control ceases. All intercompany balances, transactions, income and expenses are eliminated in preparing the consolidated financial statements.

Joint ventures

A joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to joint control (i.e., when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

Joint venture arrangements that involve the joint control, and often the joint ownership, by the venturers of one or more assets contributed to, or acquired for the purpose of, the joint venture and dedicated to the purposes of the joint venture are referred to as jointly controlled assets ("JCA"). The assets are used to obtain benefits for the venturers. Each venturer may take a share of the output from the assets and each bears an agreed share of the expenses incurred. These joint ventures do not involve the establishment of a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer has control over its share of future economic benefits through its share of the JCA.

The Company reports its interests in a JCA using the proportionate consolidation method. The Company combines its proportionate share of the joint venture’s individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the consolidated financial statements. Unrealized income and expenses resulting from transactions between the Company and the joint venture are eliminated to the extent of the interest in the joint venture.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

(d) Revenue recognition

Revenue is recognized when the significant risks and rewards of ownership have been transferred and the amount of revenue is reasonably determinable. These conditions are generally satisfied when title passes to the customer. Cash received in advance of meeting these conditions is recorded as deferred revenue.

Under the terms of the Company’s concentrate and cathode sales contracts, the final sales amount is based on final assay results and quoted market prices in a period subsequent to the date of sale. Revenues for these sales are recorded at the time of shipment, which is also when the risks and rewards of ownership transfer to the customer, based on an estimate of metal contained using initial assay results and forward market prices on the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be between one and four months. This provisional pricing mechanism represents an embedded derivative. The embedded derivative is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue.

(e) Financial instruments

Financial assets and liabilities are recognized on the balance sheet when the Company becomes party to the contractual provisions of the instrument. The classification of financial instruments dictates how these assets and liabilities are measured subsequently in the Company’s financial statements.

Financial instruments at fair value through profit or loss (“FVTPL”)

Financial instruments are classified as FVTPL when they are held for trading. A financial instrument is held for trading if it was acquired for the purpose of selling in the near term. Derivative financial instruments that are not designated and effective as hedging instruments are classified as FVTPL. Financial instruments classified as FVTPL are stated at fair value with any changes in fair value recognized in earnings for the period. Financial assets in this category include cash and equivalents and derivatives.

The Company may enter into derivative financial instruments to manage exposure to commodity price fluctuations (primarily copper) and to improve the returns on its cash assets. These instruments are designated as non-hedge derivative instruments.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, these financial assets are recorded at amortized cost using the effective interest method, except for short-term receivables when the recognition of interest would be immaterial. Accounts receivable are assessed for evidence of impairment at each reporting date, with any impairment recognized in earnings for the period. Financial assets in this category include accounts receivable and the promissory note.

Available-for-sale financial assets

Marketable securities, except for those marketable securities that are derivative instruments, and reclamation deposits are designated as available-for-sale and recorded at fair value. Unrealized gains and losses are recognized in other comprehensive income until the securities are disposed of or when there is evidence of impairment in value. If impairment in value has been determined, it is recognized in earnings for the period.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

Financial liabilities

Financial liabilities are initially recorded at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. The Company has accounted for accounts payable and accrued liabilities, debt and the royalty obligation under this method.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(f) Exploration and evaluation

Exploration and evaluation expenditures relate to the initial search for a mineral deposit and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration. This stage ends when management determines that there is sufficient evidence to support probability of future mining operations of economically recoverable reserves, and requires significant judgment on the part of management.

Exploration and evaluation expenditures are recognized in earnings in the period in which they are incurred. Once it is expected that expenditures can be recovered by future exploitation or sale, they are considered development costs and capitalized as part of mineral properties within property, plant and equipment.

Exploration activities primarily consist of expenditures relating to drilling programs and include: researching and analyzing existing exploration data; conducting geological mapping studies; and taking core samples for analysis. Evaluation activities include: examination and testing of extraction methods and metallurgical/treatment processes; studies related to assessment of transportation and infrastructure requirements; market and finance studies; and detailed economic evaluations to determine whether development of the reserves is commercially justifiable, including the preparation of scoping, preliminary feasibility and final feasibility studies.

(g) Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes direct labour and materials; non-capitalized stripping costs; depreciation; freight; and overhead costs. Net realizable value is determined with reference to relevant market prices, less applicable variable selling costs and estimated remaining costs of completion to bring the inventory into its saleable form.

Work in process represents stockpiled ore and metals in the processing circuits that have not yet completed the production process, and are not yet in a saleable form. Finished goods inventory represents metals in saleable form that have not yet been sold. Materials and supplies inventories represent consumables used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

The quantity of recoverable metal in stockpiled ore and in the processing circuits is an estimate which is based on the tons of ore added and removed, expected grade and recovery. The quantity of recoverable metal in concentrate is an estimate using initial assay results.

(h) Property, plant and equipment

Land, buildings, plant and equipment

Land, buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use.

Repairs and maintenance costs are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Depreciation is based on the cost of the assets less residual value. Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items and depreciated separately. Depreciation commences when an asset is available for use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The depreciation rates of the major asset categories are as follows:

Land	Not depreciated
Buildings	Straight-line basis over 10-25 years
Plant and equipment	Units-of-production basis
Mining equipment	Straight-line basis over 5-20 years
Light vehicles and other mobile equipment	Straight-line basis over 2-5 years
Furniture, computer and office equipment	Straight-line basis over 2-3 years

Mineral properties

Mineral properties consist of the cost of acquiring and developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis.

Acquisition costs arise either as an individual asset purchase or as part of a business combination, and may represent a combination of either proven and probable reserves, resources, or future exploration potential. The estimated fair values attributable to proven and probable reserves and resources are recorded as mineral properties within property, plant and equipment. Exploration potential is recorded as an intangible asset.

Mineral property development costs include: stripping costs incurred in order to provide initial access to the ore body; stripping costs incurred during production that generate a future economic benefit by increasing the productive capacity or extending the productive life of the mine; capitalized exploration and evaluation costs; and capitalized interest.

Construction in progress

Construction in progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use. Construction in progress includes advances on long-lead items. Construction in progress is not depreciated. Once the asset is complete and available for use, the costs of construction are transferred to the appropriate category of property, plant and equipment, and depreciation commences.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

Capitalized interest

Interest is capitalized for qualifying assets. Qualifying assets are assets that require a substantial period of time to prepare for their intended use. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

Leased assets

Leased assets in which the Company receives substantially all the risks and rewards of ownership of the asset are capitalized as finance leases at the lower of the fair value of the asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is recorded within debt on the balance sheet. Assets under operating leases are not capitalized and rental payments are included in earnings.

Impairment

The carrying amounts of the Company’s non-financial assets are reviewed for impairment whenever circumstances suggest that the carrying value may not be recoverable. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

The recoverable amount of an asset or cash generating unit (“CGU”) is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash flows of other assets or CGU’s. If the recoverable amount of an asset or its related CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and the impairment loss is recognized in earnings for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not to an amount that exceeds the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in earnings.

(i) Intangibles

Mineral property acquisition costs arise either as an individual asset purchase or as part of a business combination, and may represent a combination of either proven and probable reserves, resources, or future exploration potential. When management has not made a determination that there is probable future economic benefit and the property is not imminently expected to move into development, the entire amount is considered acquired exploration potential and is classified as an intangible asset. When such property moves into development, the acquired exploration intangible asset is transferred to non-depreciable mineral properties within property, plant and equipment.

(j) Income taxes

Income tax on the earnings for the periods presented comprises current and deferred tax. Income tax is recognized in earnings except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Income tax is calculated using tax rates enacted or substantively enacted at the reporting date applicable to the period of expected realization or settlement.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

Current tax expense is the expected tax payable on the taxable income for the year, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is determined using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities acquired (not in a business combination) that affect neither accounting nor taxable profit on acquisition; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they are not probable to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

(k) Share-based compensation

The fair-value method of accounting is used for the Company’s share option plan. Fair value is measured at grant date using the Black-Scholes option pricing model and is recognized in earnings on a straight-line basis over the option vesting period, with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

(l) Provisions

Environmental rehabilitation

The Company records the present value of estimated costs of legal and constructive obligations required to retire an asset in the period in which the obligation occurs. Environmental rehabilitation activities include facility decommissioning and dismantling; removal and treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and related costs required to perform this work and/or operate equipment designed to reduce or eliminate environmental effects. The provision for environmental rehabilitation (“PER”) is adjusted each period for new disturbances, and changes in regulatory requirements, the estimated amount of future cash flows required to discharge the liability, the timing of such cash flows and the pre-tax discount rate specific to the liability. The unwinding of the discount is recognized in earnings as a finance cost.

When a PER is initially recognized, the corresponding cost is capitalized by increasing the carrying amount of the related asset, and is amortized to earnings on the same basis as the related asset. Costs are only capitalized to the extent that the amount meets the definition of an asset and represents future economic benefits to the operation.

Significant estimates and assumptions are made in determining the provision for environmental rehabilitation as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities; timing of future cash flows that are impacted by changes in discount rates; inflation rate; and regulatory requirements.

Other provisions

Other provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. Where the effect is material, the provision is discounted using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The accretion expense is included in finance expense.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

(m) Finance income and expenses

Finance income comprises interest income on funds invested, gains on the disposal of marketable securities, and changes in the fair value of derivatives included in cash and equivalents and marketable securities. Interest income is recognized as it accrues in earnings, using the effective interest method.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, losses on the disposal of marketable securities, changes in the fair value of derivatives included in cash and equivalents and marketable securities, and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in earnings using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

(n) Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise preferred shares and share options granted.

(o) New accounting standards

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements and IFRS 12, Disclosure of Interests in Other Entities. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s consolidated financial statements. IFRS 10 sets out three elements of control: a) power over the investee; b) exposure, or rights, to variable returns from involvement with the investee; and c) the ability to use power over the investee to affect the amount of the investors return. IFRS 10 sets out the requirements on how to apply the control principle. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows. IFRS 10 and IFRS 12 supersede IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities.

IFRS 10 and IFRS 12 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently assessing the impact of these standards on its financial statements.

Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements, which provides guidance on accounting for joint arrangements. If an arrangement has joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

A joint operation is an arrangement where the jointly controlling parties have rights to the assets and obligations in respect of the liabilities relating to the arrangement. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is an arrangement where the jointly controlling parties have rights to the net assets of the arrangement. A joint venture is accounted for using the equity method. Proportionate consolidation is no longer permitted.

This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is currently assessing the impact that IFRS 11 will have on its consolidated financial statements.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement. This standard defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement so assumptions that market participants would use should be applied in measuring fair value.

IFRS 13 is effective for annual periods on or after January 1, 2013, with earlier application permitted. This standard is to be applied prospectively as of the beginning of the annual period in which it is initially applied and the disclosure requirements do not need to be applied in comparative periods before initial application. The Company is currently assessing the impact of this standard on its financial statements.

Other Comprehensive Income

In June 2011, the IASB and FASB issued amendments to standards to align the presentation requirements for other comprehensive income (“OCI”). The IASB issued amendments to IAS 1, Presentation of Financial Statements to require companies preparing financial statements under IFRS to group items within OCI that may be reclassified to the profit or loss. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

The amendments to IAS 1 set out in Presentation of Items of Other Comprehensive Income and are effective for fiscal years beginning on or after July 1, 2012. The Company is currently assessing the impact of these amendments on its financial statements.

3.	INTEREST IN JOINT VENTURE

On March 31, 2010, the Company entered into an agreement with Cariboo Copper Corp. ("Cariboo") whereby the Company contributed certain assets and liabilities of the Gibraltar mine into an unincorporated joint venture and Cariboo paid the Company $186,811 to acquire a 25% interest in the joint venture. The Company recognized a gain on contribution to the joint venture of $100,426.

The assets and liabilities contributed by the Company to the joint venture were mineral property interests, plant and equipment, inventory, prepaid expenses, reclamation deposits, capital lease obligations, and site closure and reclamation obligations.

Certain key strategic, operating, investing and financing policies of the joint venture require unanimous approval such that neither venturer is in a position to exercise unilateral control over the joint venture. The Company continues to be the operator of the Gibraltar mine.

Subsequent to recording the initial gain on contribution, adjustments have been made including a $3,364 loss and a $1,095 gain in the third and fourth quarters of 2010, respectively.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

During 2011, the construction of the SAG direct feed system was completed. Under the terms of agreement with Cariboo, the Company assumed 100% of the capital costs in excess of the capital budget for the SAG direct feed system at the joint venture formation. The Company recognized a loss on contribution to the joint venture of $3,804 and $183 during the second and third quarters of 2011, respectively, as a result of funding Cariboo’s portion of the SAG direct feed system project costs above the 2010 budgeted amount.

4.	REVENUE

	Three months ended		Nine months ended
		September 30,		September 30,
	2011	2010	2011	2010
Copper concentrate	$76,535	$32,956	$173,142	$156,915
Copper cathode	3,314	1,064	4,737	1,515
Total copper sales	$79,849	$34,020	$177,879	$158,430
Molybdenum concentrate	3,192	3,220	10,878	9,463
Silver	1,163	300	2,597	1,608
	$84,204	$37,540	$191,354	$169,501

5.	COST OF SALES

	Three months ended		Nine months ended
		September 30,		September 30,
	2011	2010	2011	2010
Direct mining costs	$46,011	$15,347	$96,018	$78,276
Depreciation	4,609	1,839	9,945	7,970
Treatment and refining costs	4,085	1,916	8,659	7,806
Transportation costs	4,325	2,200	9,708	11,246
	$59,030	$21,302	$124,330	$105,298

Cost of sales consists of direct mining costs (which include personnel costs, mine site general & administrative costs, non-capitalized stripping costs, maintenance & repair costs, operating supplies and external services), depreciation, and offsite costs comprised of treatment & refining costs and transportation costs.

6.	OTHER OPERATING EXPENSES (INCOME)

	Three months ended		Nine months ended
		September 30,		September 30,
	2011	2010	2011	2010
Realized loss on copper derivative instruments	$1,820	$-	$10,509	$11,542
Unrealized loss (gain) on copper derivative instruments	(48,320)	5,015	(44,873)	(11,386)
Consulting expenses*	4,043	-	4,043	-
Management fee income	(188)	(187)	(563)	(375)
	$(42,645)	$4,828	$(30,884)	$(219)

* Consulting expenses are related to the consultants currently engaged to work with the Gibraltar management team to achieve improvements in operational performance.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

7.	FINANCE EXPENSES

	Three months ended		Nine months ended
		September 30,		September 30,
	2011	2010	2011	2010
Interest expense	$4,752	$652	$9,760	$3,484
Accretion on PER	727	475	1,612	1,430
Change in fair value of financial instruments	1,667	-	3,349	-
Loss on extinguishment of debt	-	-	-	2,136
Realized loss on financial instruments	4,539	-	5,723	-
Foreign exchange loss	1,444	1,972	6,069	-
	$13,129	$3,099	$26,513	$7,050

8.	FINANCE INCOME

	Three months ended		Nine months ended
		September 30,		September 30,
	2011	2010	2011	2010
Interest income	$4,387	$2,167	$9,571	$13,658
Dividend income	-	-	448	-
Gain on sale of marketable securities	-	2,973	5,995	4,087
Foreign exchange gain	-	-	-	1,392
	$4,387	$5,140	$16,014	$19,137

9.	INCOME TAX EXPENSE

	Three months ended		Nine months ended
		September 30,		September 30,
	2011	2010	2011	2010
Current expense (recovery)	$7,913	$(3,622)	$8,842	$4,341
Deferred expense	10,811	6,120	16,442	25,406
	$18,724	$2,498	$25,284	$29,747

10.	INVENTORIES

	September 30,	December 31,	January 1,
	2011	2010	2010
Work in process	$1,923	$1,514	$1,896
Finished goods
Copper concentrate	3,992	7,515	5,831
Copper cathode	760	982	178
Molybdenum concentrate	139	53	70
Materials and supplies	13,603	11,222	13,817
	$20,417	$21,286	$21,792

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

11.	PROPERTY, PLANT & EQUIPMENT

	September 30,	December 31,	January 1,
	2011	2010	2010
Depreciable assets:
Mineral properties	$52,812	$54,015	$74,132
Rehabilitation cost asset	56,622	30,824	24,224
Total mineral properties	109,434	84,839	98,356
Plant and equipment	162,885	139,953	115,785
Mining equipment	96,003	92,638	82,359
Other	3,332	3,103	2,357
	$371,654	$320,533	$298,857
Non-depreciable assets:
Construction in progress	23,944	16,980	63,857
	$395,598	$337,513	$362,714

The amounts in the table above are reported net of accumulated depreciation.

12.	OTHER ASSETS

	September 30,	December 31,	January 1,
	2011	2010	2010
Reclamation deposits	$24,533	$23,266	$29,421
Promissory note	67,771	70,559	73,400
Copper put option contracts	12,216	-	-
Long-term portion prepaid lease	290	-	-
	$104,810	$93,825	$102,821

13.	OTHER LIABILITIES

	September 30,	December 31,	January 1,
	2011	2010	2010
Royalty obligations	$46,520	$51,645	$57,621
Copper call option contracts	1,823	-	-
Deferred revenue related to royalty agreement	350	481	656
	$48,693	$52,126	$58,277

14.	DEBT

On April 15, 2011, the Company completed a public offering of US$200 million aggregate principal amount of senior notes (“the Notes”) due in 2019, bearing interest at an annual rate of 7.75% . Interest is payable semi-annually on April 15 and October 15, commencing October 15, 2011. The Company may redeem some or all of the Notes at any time on or after April 15, 2015 at redemption prices ranging from 103.875% to 100%, plus accrued and unpaid interest to the date of redemption. Prior to April 15, 2015, all or part of the Notes may be redeemed at 100% plus a make-whole premium, plus accrued and unpaid interest to the date of redemption. In addition, until April 15, 2014, the Company may redeem up to 35% of the principal amount of Notes, in an amount not greater than the net proceeds of certain equity offerings, at a redemption price of 107.75%, plus accrued and unpaid interest to the date of redemption. The Notes are guaranteed on a senior unsecured basis by two of the Company’s existing subsidiaries, and future subsidiaries of the Company other than immaterial subsidiaries. The subsidiary guarantees are, in turn, guaranteed by Taseko.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

Net proceeds from this issue were $185,968 after underwriting discounts and issue costs totaling $6,052.

15.	EQUITY

(a) Share capital

The Company’s authorized share capital consists of an unlimited number of common shares (195,438,695 issued at September 30, 2011) with no par value.

	September 30,	December 31,	January 1,
	2011	2010	2010
Common shares	$376,870	$338,911	$323,734
Tracking preferred shares	-	26,642	26,642
	$376,870	$365,553	$350,376

(b) Equity issued

During the first quarter of 2011, the Company sold one million of its common shares through at-the-market issuance for net proceeds of $5,559.

During the second quarter of 2011, Continental Minerals Corporation (“Continental”) completed its previously-announced plan of arrangement with Jinchuan Group Ltd. Pursuant to the plan of arrangement, the outstanding preferred shares of Continental were exchanged for common shares of the Company, resulting in the issuance of 5,916,241 common shares and the redemption of all of the outstanding tracking preferred shares.

(c) Share-based compensation

During the first and second quarters of 2011, the Company granted 2,060,000 share options to executives and directors. These options have a weighted average exercise price of $5.16, with a term 5 years and vest in equal amounts over three years. The weighted-average fair value of the share option issues was estimated at $3.10 per share option. The option valuations were based on an average expected option life of 5 years, risk-free interest rates 2.24% and 2.26% and expected volatility of 76.80% and 83.76% .

During the first quarter of 2011, the Company granted 310,000 share options to employees. These options have an exercise price of $5.13, with a term of 3 years and vest in equal amounts over three years. The weighted-average fair value of the share options issued was estimated at $2.69 per share option. The option valuations were based on an average expected option life of 3 years, a risk-free interest rate of 2.24% and an expected volatility of 83.76% .

(d) Accumulated other comprehensive income (“AOCI”)

AOCI is comprised of the cumulative net change in the fair value of available-for-sale financial assets, net of taxes, until the investments are sold or impaired.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

16.	FINANCIAL RISK MANAGEMENT

(a) Overview

In the normal course of business, the Company is inherently exposed to currency and commodity price risk. The timeframe and manner in which the Company manages these risks varies based upon management’s assessment of the risk and available alternatives for mitigating risk. The Company uses certain derivative instruments in order to mitigate these inherent business risks.

To manage the Company’s operating margins effectively in volatile metals markets, the Company enters into copper option contracts. The amount and duration of the Company’s hedge position is based on its assessment of business specific risk elements combined with the copper pricing outlook. Currently, the Company has 90% of its estimated share of 2012 Gibraltar production and the balance of 2011 Gibraltar production hedged at $3.50 per pound.

To improve the returns on its cash assets, the Company invests in dual currency deposits (“DCD”). A DCD is a derivative instrument which combines a money market deposit with a currency option to provide a higher yield than that available for a standard deposit. The currency that the Company receives upon maturity of the DCD is dependent on the prevailing spot foreign exchange rate at maturity.

The derivative instruments employed by the Company are not designated as hedges.

(b) Summary of derivatives at September 30, 2011

	Notional		Term to
	amount	Strike price	maturity	Fair value	Presentation
Commodity contracts
Copper put option contracts	18.5 million lbs	US$3.50/lb	Q4 2011	$7,013	Current assets
Copper put option contracts	51.3 million lbs	US$3.50/lb	Q1-Q3 2012	$31,249	Current assets
Copper put option contracts	17.2 million lbs	US$3.50/lb	Q4 2012	$12,216	Other assets
Copper call option contracts	51.3 million lbs	US$5.02 to $5.12/lb	Q1-Q3 2012	$(2,593)	Current liabilities
Copper call option contracts	17.2 million lbs	US$5.02 to 5.12/lb	Q4 2012	$(1,823)	Other liabilities
Dual currency deposits
USD/CAD (5% to 7.06%)	US$55 million	0.98 to 1.075	< 90 days	$(405)	Cash and equivalents
USD/CAD (4% to 8.65%)	US$105 million	0.9535 to 1.0775	> 90 days	$(2,415)	Marketable securities
Share purchase warrants

Publicly-traded company	1 million shares	$1.20	Q2 2012	$70	Marketable securities

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

17.	RELATED PARTIES

The terms and conditions of the transactions with related parties are similar to transactions conducted on an arm’s length basis.

	Transaction value for the		Transaction value for the
	three months ended		nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Hunter Dickinson Services Inc.
General and administrative expenses	$526	$473	$1,432	$1,542
Exploration and evaluation expenses	243	387	675	511
Prepaid rent	-	-	995	-
	$769	$860	$3,102	$2,053
Gibraltar joint venture
Other operating income	$188	$187	$563	$375

	Balance due from (to) as at
	September 30,	December 31,	January 1,
	2011	2010	2010
Hunter Dickinson Services Inc.	$(239)	$(154)	$13

18.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended		Nine months ended
		September 30,		September 30,
	2011	2010	2011	2010
Change in non-cash working capital
Accounts receivable	$(12,334)	$13,300	$(14,567)	$(815)
Inventories	17,566	(14,498)	869	(13,158)
Accounts payable and accrued liabilities	8,345	8,110	13,671	8,614
Deferred revenue	(14,168)	16,436	(131)	16,348
Other	(4,082)	(145)	(3,567)	(13,526)
	$(4,673)	$23,203	$(3,725)	$(2,537)
Operating cash flows – other items
Non-cash donation expense	$-	$425	$-	$928
Realized loss on copper derivative instruments	1,820	-	10,509	-
Reclamation expenditures	(886)	(45)	(1,915)	(85)
	$934	$380	$8,594	$843
Investing cash flows – other items
Net cash reinvested in reclamation deposit	$(400)	$(465)	$(583)	$(1,003)
Advances to Gibraltar joint venture	-	(132)	-	(3,363)
Reclamation deposit	-	-	(12)	-
Restricted cash	-	(95)	-	514
	$(400)	$(692)	$(595)	$(3,852)

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

	Three months ended		Nine months ended
	September 30,			September 30,
	2011	2010	2011	2010
Non-cash investing and financing activities
Shares issued for donation	$-	$425	$-	$982
Assets under capital lease	$6,559	$3,230	$7,241	$3,230
Shares issued for redemption of royalty obligation	$-	$-	$-	$7,813
Shares issued for preferred shares redemption	$-	$-	$26,642	$-

19.	COMMITMENTS AND CONTINGENCIES

(a) Commitments

The Gibraltar Development Plan 3 expansion (“GDP3”) requires the consent of Cariboo under the joint venture agreement because GDP3 represents a mine expansion of more than 30%. Pending Cariboo's consideration of its ultimate consent for, and participation in, GDP3, the Company made a commercial proposal to Cariboo in order to expedite progress on GDP3. The commercial proposal provides that the Company would fund 100% of GDP3 pending Cariboo either electing to pay its 25% share prior to completion of construction, plus interest, or if Cariboo did not so elect by that time, Taseko would recover Cariboo’s 25% share of the project costs (plus interest) which is funded by Taseko, through priority on all the positive cash flow from the expansion, after which the parties would revert back to 75:25 for all of the Gibraltar mine operations. Cariboo is considering the proposal pending which Cariboo has advised the Company that while the commercial proposal is under consideration Cariboo has no objection to the Company proceeding with the expansion at Taseko's sole cost.

As at September 30, 2011, capital commitments for the Gibraltar Development Plan 3 (GDP3) expansion project totaled $31,043 on a 100% basis. Capital commitments for all other projects totaled $902, resulting in total capital commitments of $31,945 for the Company as at September 30, 2011.

(b) Contingency

As at September 30, 2011, the Company has guaranteed 100% of debt totaling $36,256 and 75% of debt totaling $10,553.

20.	TRANSITION TO IFRS

(a) Elected exemptions

IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions as of the transition date of January 1, 2010:

  Not to apply the requirements of IFRS 3, Business Combinations, and restate business combinations that occurred prior to the transition date.
  To apply the requirements of IFRS 2, Share-based Payments, to share options granted which had not vested as at the transition date.
  To apply the borrowing cost exemption and to prospectively apply IAS 23, Borrowing Costs.
  To not retrospectively apply IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities. The simplified approach to calculating the net book value of the asset related to the PER was applied. The PER calculated on the transition date in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, was discounted back to the date the liability first arose, at which date the corresponding asset was set up, and then accumulated depreciation was recalculated as at the transition date.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

(b) Reconciliation of Equity

		December 31,	September 30,	January 1,
	Ref.	2010	2010	2010
Equity under GAAP		$469,951	$440,279	$296,693
Change in accounting policy for depreciation	(i)	(4,252)	(4,434)	(3,585)
Reversal of impairment	(ii)	3,338	3,366	4,574
Provision for environmental rehabilitation	(iii)	(14,290)	(13,683)	(16,731)
Share-based compensation	(iv)	-	-	-
Deferred income tax	(v)	3,657	3,495	4,584
Equity under IFRS		$458,404	$429,023	$285,535

(c) Reconciliation of Total Comprehensive Income

		Three months	Nine months	Year ended
		ended	ended	December 31,
	Ref.	Sept. 30, 2010	Sept. 30, 2010	2010
Total Comprehensive Income under GAAP		$3,869	$124,243	$150,271
Change in accounting policy for depreciation	(i)	(487)	(1,952)	(1,772)
Reversal of impairment	(ii)	(24)	(71)	(99)
Provision for environmental rehabilitation	(iii)	(480)	(1,236)	(1,843)
Share-based compensation	(iv)	-	638	1,149
Deferred income tax	(v)	341	117	280
Gain on contribution to joint venture	(vi)	-	3,044	3,044
Total Comprehensive Income under IFRS		$3,219	$124,783	$151,030

References for (b) and (c)

i)	Change in accounting policy for depreciation

Effective January 1, 2011, the Company changed its depreciation accounting policy with respect to certain components of property, plant and equipment as management believes it more appropriately reflects the use of the corresponding assets thereby resulting in more reliable and relevant presentation. The impact of this change in accounting policy has been retrospectively applied.

Mining equipment was previously depreciated using the units-of-production method based on tons mined which resulted in variability in the amount depreciated period to period. Mining equipment assets are usually fully deployed in day-to-day activities and have a readily determinable useful life. As such, management adopted a policy to depreciate these assets using the straight-line method over their estimated useful lives.

Buildings were previously depreciated using the declining balance method which results in more depreciation being taken in the initial years. Management views the utility of buildings to be relatively consistent over the lives of the buildings and has adopted a policy to depreciate these assets using the straight-line method.

ii)	Reversal of impairment

Under IFRS, the Company is required to reconsider whether impairment losses recognized in prior periods no longer exist, or have decreased on transition and thereafter on an annual basis. If such indicators exist, a new recoverable amount should be calculated and all or part of the impairment charge should be reversed to the extent the recoverable amount exceeds carrying value. This is not permitted under GAAP.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

Based on the Company’s analysis, an adjustment of $4,574 has been recorded on transition to IFRS to fully reverse an impairment loss recognized for the Gibraltar mine in fiscal 2001, as the mine subsequently restarted operations and is expected to continue to generate economic benefits for the foreseeable future. The Company concluded that the historical impairments recognized for Prosperity and Harmony should not be reversed.

As at September 30, 2010 and December 31, 2010, no additional impairment reversals were identified under IFRS; however, the transition adjustment had been reduced by 25% to reflect the formation of the Joint Venture. The amounts recorded in the table above include the incremental depreciation as a result of the impairment reversal on transition date.

iii)	Provision for environmental rehabilitation

The Company has re-measured its PER as of the transition date and estimated the amount to be included in the cost of the related asset by discounting the liability to the date at which the liability first arose. This calculation was done using best estimates of the historical risk-adjusted discount rates. Accumulated depreciation under IFRS was recalculated up to the transition date.

Under GAAP, the Company reduced the amount of its PER by expected cash inflows associated with future anticipated revenue-generating activities. Under IFRS, these amounts are recognized as a separate asset when recovery is virtually certain. The Company concluded that the conditions for virtual certainty do not exist and have excluded these revenues from its calculations under IFRS.

Accordingly, an adjustment was made to increase the asset by $24,162, to increase the PER by $40,893 and to decrease deferred income taxes by $5,814, for a total adjustment that decreased equity by $10,917 on the transition date.

As at September 30, 2010 and December 31, 2010, the adjustments were updated for changes in discount rates and incremental depreciation. There were no other changes in estimates.

iv)	Share-based compensation

For the purpose of accounting for share-based payment transactions, certain individuals previously classified as contractors under GAAP are now classified as employees under IFRS, and the Company records a lower expense each period, with an equal and offsetting adjustment to contributed surplus. Additional adjustments were made as at September 30, 2010 and December 31, 2010.

v)	Income tax

Under IFRS, the Company has derecognized deferred tax liabilities previously recognized on temporary differences arising on the initial recognition of the Aley property and Oakmont net profit interest (where the accounting basis of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting income nor taxable income. Accordingly, mineral property interests were reduced by $1,955, intangibles were reduced by $2,907 and deferred income tax decreased by $3,975, with a decrease to equity of $887.

Under IFRS, the Company has reversed the deferred tax asset previously recognized under GAAP related to the “new mine allowance” for British Columbia mineral tax purposes. Accordingly, property, plant and equipment and deferred income tax liability both increased by $6,786.

In addition, deferred taxes have been adjusted for the changes to net book values arising as a result of the adjustments for first-time adoption of IFRS as discussed above, resulting in an increase to equity of $2,570. Additional adjustments were made as of September 30, 2010 and December 31, 2010.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

vi)	Gain on contribution to joint venture

The gain on the contribution to joint venture has been recalculated under IFRS to reflect adjustments to the carrying values of certain assets and liabilities of the Gibraltar mine contributed to the joint venture, as described in references (i), (ii), (iii) and (v).

(d) Reconciliation of Cash Flows

The IFRS transition adjustments noted above did not have an impact on cash and equivalents.

Cash interest paid is presented as a financing activity, cash interest received is presented as an investing activity, and the effect of foreign exchange rate changes on cash and equivalents has been presented separately in the statements of cash flows under IFRS. Under GAAP, all of these were included as operating activities. As a result of these changes in classification under IFRS, cash flow from operating activities increased by $1,544, cash flow from financing activities decreased by $2,095 and cash flow from investing activities increased by $1,081, with the effect of the foreign exchange decreasing cash by $530 for the nine months ended September 30, 2010 compared to GAAP. There is no net impact on cash and equivalents as a result of this presentation change.

(e) Financial statement presentation changes

The transition to IFRS has resulted in numerous financial statement presentation changes. The changes to the consolidated statement of cash flows are outlined above. The following is a summary of the significant changes to the consolidated statement of comprehensive income:

  Expenses on the statement of comprehensive income have been classified according to function. Accordingly, depreciation and stock-based compensation are no longer presented as a separate item on the statement of comprehensive income but are included in cost of sales and general and administrative expenses.

  Other operating expenses include items related to the operation of the business such as gains and losses (realized and unrealized) on copper derivative instruments and management fee income related to the joint venture.

  Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, losses on the disposal of marketable securities, changes in the fair value of derivatives included in cash and equivalents and marketable securities, and impairment losses recognized on financial assets.

  Finance income comprises interest income on funds invested, gains on the disposal of marketable securities, and changes in the fair value of derivatives included in cash and equivalents and marketable securities. Interest income is recognized as it accrues in earnings, using the effective interest method.

  Foreign currency gains and losses are reported on a net basis in finance expense and/or finance income.

There have been no changes to the presentation of the balance sheet as a result of IFRS.

21.	SUBSEQUENT EVENTS

On November 9, 2011, Cariboo gave its consent for GDP3 and will begin funding its 25% share of the project costs.